

Idaho North Resources

February 11, 2016

Mr. John Reynolds
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: SEC Comment Letter Dated January 22, 2016

Dear Mr. Reynolds,

In response to your letter dated January 22, 2016, a copy of which is attached, Idaho North again confirms that the Klondike property claims are currently in good standing. On page 19 of our 10-K, in footnote (2), we disclosed that the claim maintenance fees were paid in August 2015. We confirmed this fact in our letter dated January 13, 2016. The Klondike property claims are owned by Mountain Gold Claims, LLC and leased to Idaho North. Attached please find paperwork showing the filing of the claims and payment of the annual claim fees to keep the claims in good standing.

If you have any questions or require further information, please contact ***FISMA & OMB Memorandum M-07-16*** 206-790-3346.

Sincerely,

<u>/s/ LANE GRIFFIN</u>
Lane Griffin, CEO
Idaho North Resources



Mail Stop 3561

January 22, 2016

Via E-mail
Mr. Lane Griffin
Chief Executive Officer
Idaho North Resources Corp.
1220 Big Creek Road
Kellogg, Idaho 83837

> **Re: Idaho North Resources Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Response Dated January 13, 2016**
> **File No. 000-55045**

Dear Mr. Griffin:

We have reviewed your January 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2016 letter.

Item 1. Business

Properties page 5

1. We note your response to comment 1. Our research indicates that your KN 1 to KN 6, KN 14 to KN 16, KN 25, and KN 59 claims were closed on September 1, 2014. Please advise. If true, please confirm that you will modify future filings accordingly.

You may contact John Coleman at (202) 551-3610 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining

United States Department of the Interior
Bureau of Land Management
DIV OF SUPPORT SERVICES
1340 FINANCIAL BLVD
RENO, NV 89502
Phone: (775) 861-6400

Receipt

No: 3368992

| Transaction #: 3467095 |
| Date of Transaction: 08/17/2015 |

CUSTOMER:
MOUNTAIN GOLD CLAIMS LLC PO BOX 21146 RENO,NV 89515-1146 US

LINE #	QTY	DESCRIPTION	REMARKS	UNIT PRICE	TOTAL
1	1.00	LOCATABLE MINERALS / MINING CLAIMS-NOT NEW-UNADJUD,ONE AUTH NO. ONLY / MINING CLAIM MONEY RECEIVED CASES: NMC1066359/$20615.00	AY16 MAINT FEES KN 100 ET AL	- n/a -	20615.00
				TOTAL:	**$20,615.00**

PAYMENT INFORMATION				
NOTE: Items will appear on credit card statement as "Bureau of Land Mgmt CO".				
1	AMOUNT:	10615.00	POSTMARKED:	N/A
	TYPE:	CREDIT CARD	RECEIVED:	08/17/2015
	NAME:	***FISMA & OMB Memorandum M-07-16*** PO BOX 21146 RENO NV 89515-1146 US		
	CARD NO:	XXXXXXXXXXXX***FISMA & OMB Memorandum M-07-16***	AUTH CODE:	017737
	NAME ON CARD:	***FISMA & OMB Memorandum M-07-16***		
	EXPIRES:	07/2017		
	SIGNATURE:			
2	AMOUNT:	10000.00	POSTMARKED:	N/A
	TYPE:	CREDIT CARD	RECEIVED:	08/17/2015
	NAME:	***FISMA & OMB Memorandum M-07-16*** PO BOX 21146 RENO NV 89515-1146 US		
	CARD NO:	XXXXXXXXXX***FISMA & OMB Memorandum M-07-16***	AUTH CODE:	04903D

NAME ON CARD:	***FISMA & OMB Memorandum M-07-16***
EXPIRES:	02/2017
SIGNATURE:	

REMARKS

This receipt was generated by the automated BLM Collections and Billing System and is a paper representation of a portion of the official electronic record contained therein.

**MINING CLAIM MAINTENANCE FEE FILING
AND AFFIDAVIT AND NOTICE OF INTENT
TO HOLD MINING CLAIM(S) AND SITE(S)**

July 14, 2015

United States Department of the Interior
Bureau of Land Management
Nevada State Office
1340 Financial Blvd; PO Box 12000
Reno, NV 89520-0006 (Ph: 775-861-6500)

I hereby affirm this document submitted for recording
does not contain a social security number.

**RECEIVED
AUG 17 2015
BLM NVSO IAC**

To the Bureau of Land Management:

Please take notice the undersigned, on behalf of Mountain Gold Claims, LLC. ("MGCLLC") notifies that it is the Owner, Claimant and/or Representative of the unpatented lode mining claims (the "Claims") situated in Nevada and described below. MGCLLC submits with this filing the Claim Maintenance Fees of$155.00 for each of the Claims for the assessment year ending September 1, 201 6. Said fees were paid in lieu of the annual assessment work required by Owner (s) for a total of 133 Claims in the amount of $20,615.00. MGCLLC on its behalf, with respect to the Claims it owns, leases, controls or represents, submits these maintenance fees in accordance with federal fee requirements and pursuant to N.R.S . Section 517.230 and any applicable federal laws.

Name of Claim	BLM NMC No.	County File No.
KN 100-108	1066359-1066367	
KN 109	(amended) 1066368	
KN 147-161	1066369-1066383	
KN 162	(amended) 1066384	
KLN 1-61	1103345-1103405	
KN 1-6	1104351-1104356	
KN 14-16	1104357-1104359	
KN 25	1104360	
KN 59	1104361	
KN 41	1104362	
KDX 1	1106481	
KDX 3-7	1106482-1106486	
KDX 12-16	1106487-1106491	
KD 1-3	1106492-1106494	
KD 13-14	1106495-1106496	
KD 25-30	1106497-1106502	
KD 39-41	1106503-1106505	
KD 50-51	1106506-1106507	
KD 57-58	1106508-1106509	
KD 75-77	1106510-1106512	
KD 97-98	1106513-1106514	

Total No. of Claims (133)

Name and address of owner, claimant and/or representative: **Mountain Gold Claims, LLC, P.O. Box 21146, Reno, Nevada 89515.**

Please record and return the original Notice, the Receipt and Remittance Advice to the address above. Should you have any questions concerning the payment of the fees and the information filing, or if you determine that the fees or information filing are inadequate in any respect, please do not hesitate to contact me at (775-849-1985 office). PISMA & OMB Memorandum M-07-16***

Respectfully,

MOUNTAIN GOLD CLAIMS, LLC.

Thomas E. Callicrate
Manager

**RECEIVED
AUG 17 2015
BLM NVSO IAC**

DOC # 194623
09/30/2015 03:41 PM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee $1,400.50 Page 1 of 2
RPTT Recorded By MC
Book- Page- 0000
194623

NEVADA AFFIDAVIT AND NOTICE OF INTENT
TO HOLD MINING CLAIM(S) AND SITE(S)

This Document contains no Personal Information
as defined by NRS 603A.040.



July 14,2015

To: Esmeralda County Recorder Courthouse, PO Box 458
Goldfield, Nevada 89013
(775-485-6337)

WHEN RECORDED, RETURN TO:
Mountain Gold Claims, LLC
PO Box 21146
Reno, Nevada 89515

To all whom it may concern:

The undersigned certifies that the owner or claimant intends to hold the mining claims, mill sites, and/ or tunnel sites (total of 133 claims) situated in Esmeralda County, Nevada listed below from 12:00 p.m. on September 1 of the year before this affidavit was made and recorded, until 11:59 a.m. on September 1 of the year that this affidavit was made and recorded in the amount of $1,400.50 in full.

Name of Claim	**BLM NMC No.**	**County File No.**
KN 100-108	1066359-1066367	186186-186194
KN 109	(amended) 1066368	186195, (amended) 189151
KN 147-161	1066369-1066383	186196-186210
KN 162	(amended) 1066384	186211, (amended) 189152
KLN 1-61	1103345-1103405	191949-192009
KN 1-6	1104351-1104356	192579-192584
KN 14-16	1104357-1104359	192585-192587
KN 25	1104360	192588
KN 59	1104361	192589
KN 41	1104362	192590
KDX 1	1106481	192978
KDX 3	(amended) 1106482	192979, (amended) 193054
KDX 4-7	1106483-1106486	192980-192983
KDX 12-16	1106487-1106491	192984-192988
KD 1-3	1106492-1106494	192955-192957
KD 13-14	1106495-1106496	192958-192959
KD 25-30	1106497-1106502	192960-192965
KD 39-41	1106503-1106505	192966-192968
KD 50-51	1106506-1106507	192969-192970
KD 57-58	1106508-1106509	192971-192972
KD 75-77	1106510-1106512	192973-192975
KD 97-98	1106513-1106514	192976-192977

Total No. of Claims (133)

Name and address of owners, claimants or representative:
Mountain Gold Claims, LLC, P.O. Box 21146, Reno, Nevada 89515

Signed
Thomas E. Callicrate, Manager, Mountain Gold Claims, LLC

Please record and return one recorded copy of the Affidavit and Notice of Intent to Hold Mining Claim Notice and the Receipt and Remittance to the address above. Should you have any questions concerning the payment of the fees and the information filing, or if you determine that the fees or information filing are inadequate in any respect, please do not hesitate to contact me, Tom Callicrate at 775-849-1985 office or

FISMA & OMB Memorandum M-07-16

ACKNOWLEDGEMENTS

STATE OF NEVADA

COUNTY OF WASHOE

On this 22nd day of September, 2015, before me, a Notary Public, in and for the said State and County, Thomas Callicrate, personally appeared and personally known (or proved) to me to be the person who executed the above Affidavit and Notice of Intent to Hold Mining Claims and acknowledged to me that he executed the same for the purposes expressed therein.

KEN SANTOR
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 03-85477-2 - Expires November 20, 2015

Notary Public for the State of Nevada
Residing in Washoe County
My Commission Expires _____ Nov 20, 2015



DOC # 0192579
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee $22.50 Page 1 of 1
RPTT Recorded By LS
Book- Page-

0192579

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-1** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section		Township		North,	Range		East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East_direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows :

Location		Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each corner monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent

DOC # 0192580
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee $22.50 Page 1 of 1
RPTT Recorded By: LS
Book- Page-

0192580

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515



CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-2** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section	19	Township	1	North,	Range	43	East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a West_direction and 1490 feet in a East direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each corner monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By ________________
Owner, Claimant or Agent

DOC # 0192581
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee: $22.50 Page 1 of 1
RPTT Recorded By: LS
Book- Page-
0192581

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515



CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the KN-3 Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section		Township		North,	Range		East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East_direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each comer monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent



DOC # 0192582
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee $22.50 Page 1 of 1
RPTT Recorded By LS
Book- Page-
0192582

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, bas located and claimed the **KN-4** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section	19	Township	1	North,	Range	43	East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a West_direction and 1490 feet in a East direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each comer monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent



DOC # 0192583
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee: $22.50 Page 1 of 1
RPTT: Recorded By: LS
Book- Page-

0192583

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-5** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section		Township		North,	Range		East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East_direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each comer monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent



DOC # 0192584
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee $22.50 Page 1 of 1
RPTT Recorded By: LS
Book- Page-
0192584

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 2 1146, Reno, Nevada 89515, has located and claimed the **KN-6** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section	19	Township	1	North,	Range	43	East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a West_direction and 1490 feet in a East direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE **NUMBER, LOCATION, AND/OR MARKINGS** on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each comer monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By ______________
Owner, Claimant or Agent



DOC # 0192585
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee: $22.50 Page 1 of 1
RPTT: Recorded By: LS
Book- Page-
0192585

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-14** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East_direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each corner monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By ____________
Owner, Claimant or Agent



DOC # 0192586
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee: $22.50 Page 1 of 1
RPTT Recorded By: LS
Book- Page-
0192586

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-15** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East_direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each comer monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent

I the undersigned hereby affirms that this document
submitted for recording does not contain any personal
information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515



DOC # 0192587
09/18/2014   08:29 AM
Official Record
Recording requested By
    MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott   - Recorder
Fee $22.50 Page   1 of   1
RPTT   Recorded By: LS
Book-   Page-

0192587

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-16** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East_direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each corner monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By _____
Owner, Claimant or Agent



DOC # 0192588
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee: $22.50 Page 1 of 1
RPTT: Recorded By: LS
Book- Page-
0192588

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-25** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section		Township		North,	Range		East,	M.D.M.
SW	¼,	Section		Township		North,	Range		East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a West_direction and 1490 feet in a East direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general cow-se of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each comer monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent

DOC # 0192589
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee: $22.50 Page 1 of 1
RPTT Recorded By: LS
Book- Page-
0192589

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515



CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-59** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section	24	Township	1	North,	Range	42	East,	M.D.M.
NW	¼,	Section	19	Township	1	North,	Range	43	East,	M.D.M.
SE	¼,	Section		Township	1	North,	Range		East,	M.D.M.
SW	¼,	Section		Township		North,	Range		East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each corner monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent



DOC # 0192590
09/18/2014 08:29 AM
Official Record
Recording requested By
MOUNTAIN GOLD CLAIMS, LLC
Esmeralda County - NV
Karen Scott - Recorder
Fee $22.50 Page 1 of 1
RPTT Recorded By LS
Book- Page-
0192590

I the undersigned hereby affirms that this document submitted for recording does not contain any personal information of any person

AFTER RECORDING RETURN TO:
Mountain Gold Claims, LLC.
P. O. Box 21146
Reno, Nevada 89515

CERTIFICATE OF LOCATION OF LODE MINING CLAIM

KNOW ALL MEN BY THESE PRESENTS, that **Mountain Gold Claims LLC Series 8**, a Nevada Limited Liability Company, whose address is P. O. Box 21146, Reno, Nevada 89515, has located and claimed the **KN-41** Lode Mining Claim on the **2nd day of September, 2014** in the following quarter section(s) in Esmeralda County, Nevada:

NE	¼,	Section		Township		North,	Range		East,	M.D.M.
NW	¼,	Section		Township		North,	Range		East,	M.D.M.
SE	¼,	Section	13	Township	1	North,	Range	42	East,	M.D.M.
SW	¼,	Section	13	Township	1	North,	Range	42	East,	M.D.M.

SAID CLAIM IS A LODE CLAIM, it being situated in the above mentioned County and State, and is approximately 1500 feet long and 600 feet wide, such that 10 feet is claimed in a East_direction and 1490 feet in a West direction from the point of discovery (Monument/Discovery of Location), at which the Notice of Location was posted, together with 300 feet on each side of the Monument Discovery of Location and center line of the Claim. The general course of the Claim, lode or vein is from the east to west.

THE NUMBER, LOCATION, AND/OR MARKINGS on each monument are as follows:

	Location	Markings	Description
No. 2	Northeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 1	Northwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 4	Southwest	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post
No. 3	Southeast	Scribed Metal Tag	11/2" x 11/2" x 4' Wood Post

As erected on the ground, each comer monument is marked as described above by scribed metal tag.

The work of location consisted of making a claim map as provided in NRS 517.040.

DATED this day, September 16, 2014

MOUNTAIN GOLD CLAIMS LLC Series 8

By [signature]
Owner, Claimant or Agent

KN CLAIMS 1-6, 14-16, 25, 41, 59

Esmeralda County Recorder
Karen Scott
P.O. Box 458
Goldfield, NV 89013
(775)485-6337

Recording Fee Receipt   Receipt # 8959

Payment Date - 09/18/14

Document #(s) -   0192579 -0192590 CL   CERT OF LOCATION- LODE

Received From - MOUNTAIN GOLD CLAIMS, LLC. Amount:*******270.00

Recording Fees -	120.00
Technology Fees -	36.00
Foster Care Fees -	12.00
RPTT Fees -	.00
State Treasurer Fees -	102.00
Map Copy Fees -	.00
Cert Copy Fees -	.00
Other Copy Fees -	.00
Overpayment Amount -	.00
Cash Amount -	.00
Check Amount -	270.00

Check #(s): 270.

002

184·00 +
270·00 +
454·00 *   *TOTAL*

Esmeralda County Recorder
Karen Scott
P.O. Box 458
Goldfield, NV 89013
(775)485-6337

Recording Fee Receipt   Receipt #   8960

Payment Date -   09/18/14

Document #(s) -   0192591   MAP   MINING MAP - LODE CLAIM

Received From - MOUNTAIN GOLD CLAIMS, LLC. Amount:*******184.00

```
Recording Fees -              180.00
Technology Fees -               3.00
Foster Care Fees -              1.00
RPTT Fees -                      .00
State Treasurer Fees -           .00
Map Copy Fees -                  .00
Cert Copy Fees -                 .00
Other Copy Fees -                .00

Overpayment Amount -             .00


Cash Amount -                    .00


Check Amount -                184.00     Check #(s): 270.
```

TIN

R42E R43E

⊕ 13   ⊕ 18

RECEIVED
SEP 2 2 2014
BLM NVSO IAC

NMC 1104362

KN-41

KN-25   KN-59

⊕ 24   ⊕ 19

NMC 1104351

KN-14	KN-1	KN-2
KN-16	KN-3	KN-4
KN-15	KN-5	KN-6

TIE FROM SW COR. SECTION 24, T1N R42E
S56LM N°5 E 1 MI E TO SW CORNER OF KN 15

⊕ 25   ⊕ 30

Mountain Gold Claims LLC., Series 8

KLONDYKE NORTH PROJECT

ESMERALDA COUNTY, NEVADA
T1N, R42 & 43E, MDB&M

LODE CLAIM MAP

Drawn by: GLJ   Date: September 9, 2014
ArcGIS Drawing File: Klondyke_North_Claims_Map.mxd

NOTES:

<u>CLAIM OWNERS:</u>
Mountain Gold Claims LLC, Series 8
P.O. Box 21146
Reno, Nevada 89515

<u>CLAIM LOCATION DATE:</u> September 2, 2014

<u>CLAIM NAMES:</u> KN 1-6, 14-16, 25, 41, 59

ALL CLAIMS ARE 600' WIDE X 1500' LONG UNLESS NOTED

ALL LOCATION MONUMENTS ARE 10' FROM THE END CENTER UNLESS NOTED

ALL MONUMENTS ARE 1-1/2" X 1-1/2" X 4' SQUARE WOOD POST

EXPLAINATION:
· Location Monument
◦ Claim Corner Monument
☐ New Claims
— Township Line
— Section Line
- - - Quarter Section Line
■ Tie - Claim Corner
⊕ Tie - Section Corner

Tie Point is Indicated OnThe Map

TYPICAL LODE MINING CLAIM
& CORNER NUMBERS
(Unless noted otherwise)





Scale: 1 inch = 500 feet

Projection: UTM, NAD27, Zone 11
MD.B &M.

TIN

R42E

R43E

⑬

⑱

KN-41

KN-25 | KN-59

㉔

⑲

KN-14	KN-1	KN-2
KN-16	KN-3	KN-4
KN-15	KN-5	KN-6

RECEIVED

FEB 09 2015

BLM NVSO IAC

㉕

㉚

NOTES:

CLAIM LOCATION DATE: September 2, 2014

CLAIM NAMES: KN 1-6, 14-16, 25, 41, 59

Tie Points:
The SW corner of KN-15 is approximately 645 feet north and 1675 feet east of the SW corner of Section 24, T1N R42E, M.D.M.

The NE corner of KN-25 is approximately 65 feet west and 1600 feet south of the NE corner of Section 24, T1N R42E, M.D.M.

The NW corner of KN-59 is approximately 460 feet west and 1600 feet south of the NE corner of Section 24, T1N R42E, M.D.M

The SE corner of KN-41 is approximately 75 feet north and 1625 feet west of the NE corner of Section 24, T1N, R42E, M.D.M.

ALL CLAIMS ARE 600' WIDE X 1500' LONG UNLESS NOTED

ALL LOCATION MONUMENTS ARE 10' FROM THE END CENTER UNLESS NOTED

ALL MONUMENTS ARE 1-1/2" X 1-1/2" X 4' SQUARE WOOD POST

CLAIM OWNER:

Mountain Gold Claims LLC Series 8
P.O. Box 21146
Reno, Nevada 89515

EXPLAINATION:

• Location Monument
  Claim Corner Monument
  ☐ New Claims
  ——— Township Line
  —— Section Line
  - - - Quarter Section Line

Mountain Gold Claims LLC Series 8

KLONDYKE PROJECT

ESMERALDA COUNTY, NEVADA
T1N, R42 & 43E, M.D.M.

(AMENDED MAP)
LODE CLAIM MAP

Reason for ammendment is to correct the Tie Points.

Reference this ammended map back to the orginial recorded Lode Claim Map that was recorded on 9/18/14 as Document # 0192581

Drawn by: GLI   Date: September 29, 2014

ArcG-8 Drawing File: Klondyke_North_Claim_Map_500ft_09292014.mxd



TYPICAL LODE MINING CLAIM
& CORNER NUMBERS
(Unless noted otherwise)



Scale: 1 inch = 500 feet

Projection: UTM, NAD27, Zone 11, M.D.M.